

Financial Statements (Unaudited)

December 31, 2023

HYPERSCIENCES, INC.

Table of Contents





FRUCI & ASSOCIATES

A Professional Service Corporation
Since 1938

To Management
 Hypersciences, Inc.
 Spokane, Washington

Management is responsible for the accompanying financial statements of Hypersciences, Inc. (a corporation), which comprise the consolidated balance sheets as of December 31, 2023 and 2022 and the related consolidated statements of operations, consolidated changes in stockholders' deficit and consolidated cash flows for the two years ended December 31, 2023 in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit substantially all the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included with the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

The Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

We are not independent with respect to Hypersciences, Inc.

Fruci and Associates

Fruci & Associates, PS
Spokane, WA 99201
April 26, 2024

Members of:

WSCPA

AICPA

PCPS

802 N. Washington St.

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

TF 1-877-264-0485

mail@fruci.com

www.fruci.com

HYPERSCIENCES INC

CONSOLIDATED BALANCE SHEETS

(unaudited)

	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 125,759	$ 90,916
R&D tax credit receivable, current portion	40,917	28,551
Start Engine receivable	-	22,609
Related party receivables	-	13,373
Prepaid expenses	61,623	29,330
Total current assets	228,299	184,779
Property and equipment, net	93,770	130,452
Intangible assets, net	909,952	688,900
Deposit on investment in mine	175,956	175,956
R&D tax credit receivable, non-current portion	-	62,183
Total assets	$ 1,407,977	$ 1,242,270
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 614,099	$ 724,795
SAFE Financing debt	925,000	-
Related party payable	157,318	52,365
Accrued interest	763,835	474,452
Payroll and other accrued liabilities	109,946	81,431
Convertible notes payable, current portion	1,052,062	912,062
Common stock payable	15,508	-
Total current liabilities	3,637,768	2,245,105
Total liabilities	3,637,768	2,245,105
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, $0.0001 par value; 8,200,000 shares authorized, 4,236,457 and 4,235,288 shares issued and outstanding at December 31, 2023 and December 31, 2022	423	423
Common stock, $0.0001 par value; 16,500,000 shares authorized, 5,663,460 and 5,645,305 shares issued and outstanding at December 31, 2023 and December 31, 2022	566	565
Additional paid-in capital	17,015,341	16,843,809
Accumulated deficit	(19,246,121)	(17,847,632)
Total stockholders' equity	(2,229,791)	(1,002,835)
Total liabilities and stockholders' equity	$ 1,407,977	$ 1,242,270

HYPERSCIENCES INC

CONSOLIDATED STATEMENTS OF OPERATIONS

For the the Years Ended December 31, 2023 and 2022

(unaudited)

	December 31, 2023	December 31, 2022
Revenue	$ 780,000	$ 500,000
Operating expenses		
Personnel	959,497	1,630,515
Research and development	224,381	60,896
Professional fees	306,658	268,516
Rent and facility costs	167,689	53,346
Shipping and freight	1,753	3,419
Travel	7,778	18,580
Depreciation and amortization	71,807	56,862
General and administrative	147,702	130,375
Total operating expenses	1,887,265	2,222,509
Income (loss) from operations	(1,107,265)	(1,722,509)
Other income (expense)		
Other income	1,301	2,350
Rental income	10,000	-
Loss on extinguishment of related party receivables	(14,056)	-
Unrealized gain/(loss) on investment	-	825
Penalties	-	(23)
Interest income	947	1,401
Interest expense	(289,416)	(203,832)
Total other income (expense)	(291,224)	(199,279)
Net income (loss) before income taxes	(1,398,489)	(1,921,788)
Provision for income taxes	-	-
Net income (loss)	$ (1,398,489)	$ (1,921,788)
Net loss per common share - Basic and fully diluted	$ (0.25)	$ (0.34)
Weighted average number of shares		
outstanding - Basic and fully diluted	5,657,373	5,624,916

HYPERSCIENCES INC

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

For the Years Ended December 31, 2023 and 2022

(unaudited)

| | Preferred Stock | | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2021	3,970,578	$ 398	5,600,700	$ 560	$ 14,656,261	$ (15,925,844)	$ (1,268,625)
Series A Preferred shares issued for services rendered	5,328	-	-	-	-	-	-
Series B-2A Preferred shares issued for cash, net	51,883	5	-	-	504,298	-	504,303
Series B-2 Preferred shares issued for cash, net	41,607	3	-	-	217,567	-	217,570
Series B-1 Preferred shares issued for conversion of SAFE financing debt	161,057	16	-	-	1,252,384	-	1,252,400
Series B-2A Preferred shares issued for equipment acquired	4,835	1	-	-	46,999	-	47,000
Common stock issued for stock payable	-	-	18,063	2	55,993	-	55,995
Common stock issued for exercised stock options	-	-	26,542	3	10,065	-	10,068
Stock based compensation	-	-	-	-	100,242	-	100,242
Net loss	-	-	-	-	-	(1,921,788)	(1,921,788)
Balance on December 31, 2022	4,235,288	423	5,645,305	565	16,843,809	(17,847,632)	(1,002,835)
Series B-2 preferred shares issued for services rendered	860	-	-	-	-	-	-
Series B-2 Preferred shares issued for cash, net	309	-	-	-	2,087	-	2,087
Common stock issued for stock payable	-	-	18,155	1	56,279	-	56,280
Issuance cost	-	-	-	-	(8,105)	-	(8,105)
Stock based compensation	-	-	-	-	121,271	-	121,271
Net loss	-	-	-	-	-	(1,398,489)	(1,398,489)
Balance on December 31, 2023	4,236,457	$ 423	5,663,460	$ 566	$ 17,015,341	$ (19,246,121)	$ (2,229,791)

HYPERSCIENCES INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023 and 2022

(unaudited)

	December 31, 2023	December 31, 2022
Cash flows from operating activities		
Net loss	$ (1,398,489)	$ (1,921,788)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization expense	71,807	56,862
Share-based compensation	121,271	100,242
Loss on extinguishment of related party receivables	14,056	-
Common stock payable for compensation	15,508	55,995
Changes in operating assets and liabilities:		
Research and development tax credit	49,817	70,799
Prepaid expenses	(32,293)	24,658
Start Engine receivable	22,609	(22,609)
Related party receivable	(683)	7,300
Deposits	-	1,250
Accounts payable and accrued expenses	195,584	597,254
Payroll and other accrued liabilities	28,515	(14,417)
Related party payables	104,953	51,010
Accrued convertible note interest	289,383	203,803
Net cash used by operating activities	(517,962)	(789,641)
Cash flows from investing activities		
Pending patent costs	(250,960)	(114,478)
Cash paid for fixed assets	(5,217)	-
Proceeds from sale of investments	-	10,857
Net cash used by investing activities	(256,177)	(103,621)
Cash flows from financing activities		
Proceeds from common stock issued for exercised stock options	-	10,068
SAFE financing receivable	-	30,000
Proceeds from SAFE financing debt	675,000	-
Proceeds from convertible notes, net	140,000	-
Issuance costs	(8,105)	-
Proceeds from preferred stock issuances	2,087	721,873
Net cash provided by financing activities	808,982	761,941
Net increase (decrease) in cash and cash equivalents	34,843	(131,321)
Cash and cash equivalents, beginning	90,916	222,237
Cash and cash equivalents, ending	$ 125,759	$ 90,916
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 32	$ 30
Non-cash financing and investing activities activities:		
Series B Preferred shares issued for equipment acquired	$ -	$ 47,000
Common stock issued for stock payable	$ 56,280	$ 55,995
Series B Preferred shares issued for conversion of SAFE Financing debt	$ -	$ 1,252,400
Conversion of accounts payable to SAFE financing debt	$ 250,000	$ -

See accountants' compilation report.